Exhibit 99.1

China New Borun Retains Existing Audit Team

Beijing, China, July 6, 2011 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today filed a Form 6-K confirming that it will continue its relationship with its existing audit team by engaging BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”).

As detailed in the Form 6-K filed with the U.S. Securities and Exchange Commission, on June 30, 2011 the Company was notified that the personnel of Division Four of BDO China Li Xin Da Hua CPA Co., Ltd (“BDO Li Xin Da Hua”) in Shenzhen, Guangdong will be joining BDO China Shu Lun Pan, another BDO International Member Firm headquartered in Shanghai, effective June 30, 2011.

BDO Li Xin Da Hua had been engaged by the Company to audit its financial statements since November 2009. In connection with the audits of the Company’s financial statements for the each of the fiscal years ended December 31, 2007, 2008, 2009 and 2010, and through the date of the Form 6-K, there were no disagreements between the Company and BDO Li Xin Da Hua on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, and no reportable events.

Accordingly, in order to retain its existing audit team and minimize disruption, the Company’s Audit Committee has dismissed BDO Li Xin Da Hua and engaged BDO China Shu Lun Pan as its independent registered public accounting firm effective immediately.

About China New Borun Corporation

China New Borun Corporation is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, corn germ, liquid carbon dioxide, and crude corn oil as by-products during the alcohol production process.  China New Borun is based in Shouguang, Shandong Province.  For more information about the company, please visit www.chinanewborun.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Three Part Advisors, LLC

John Palizza

Phone: +1 281 727 6775

Email: jpalizza@threepa.com